                                                      Filed by NetIQ Corporation
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934

                                Subject Company: Mission Critical Software, Inc.
                                                   Commission File No. 000-26205


PRESS RELEASE

                Mission Critical Software and NetIQ Corporation
             Announce Termination of HSR Antitrust Waiting Period


Houston, TX and Santa Clara, CA - March 28, 2000 - Mission Critical Software, Inc. (NASDAQ: MCSW) and NetIQ Corp. (NASDAQ: NTIQ) today announced that their request for early termination of the 30-day waiting period for their merger under the Hart-Scott-Rodino Antitrust Improvements Act was granted. For further information, please refer to the Registration Statement on Form S-4 filed by NetIQ with the Securities and Exchange Commission on March 23, 2000.

About Mission Critical Software

Mission Critical Software is a leading provider of systems management software for Windows NT and Windows 2000-based networks and Internet infrastructures. The company is headquartered in Houston, Texas, and operates regional offices in the U.S., Canada and Europe. For more information visit the Mission Critical Software Web site at http://www.missioncritical.com.
                     ------------------------------

About NetIQ

NetIQ is a leading provider of eBusiness infrastructure management software that lets organizations optimize the performance and availability of their Windows NT/2000-based systems and applications such as Microsoft BackOffice, Citrix, Oracle, SAP R/3 and Lotus Domino. For more information visit the NetIQ Web site at http://www.netiq.com.
   --------------------

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This press release does not constitute an offer of any securities for sale.

SHAREHOLDERS OF MISSION CRITICAL AND NETIQ ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 FILED BY NETIQ WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 23, 2000, AS SUBSEQUENTLY AMENDED, BECAUSE IT CONTAINS IMPORTANT INFORMATION. THIS DOCUMENT IS AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM MISSION
                                                  -----------
CRITICAL SOFTWARE AND NETIQ CORPORATION THROUGH THE CONTACTS LISTED BELOW.

Contacts:

For Mission Critical
Susan Torrey
Press & Investor Relations
(713) 548.1863
susan.torrey@missioncritical.com
--------------------------------

For NetIQ
Debra Randall, Investor Relations
(408) 330-7116
debra.randall@netiq.com
-----------------------
Laurie Chun, Public Relations
(408) 330-7113
laurie.chun@netiq.com
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